SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# FORM 6-K

**Report of Foreign Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**



**May 29, 2002**

**TALISMAN ENERGY INC.**
**Commission File No. 1-6665**
[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

The following documents are filed as exhibits hereto and are incorporated by reference into the Registration Statement on Form F-[] (File No. 333-[])

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ________________________.]

**TALISMAN**

ENERGY

NEWS RELEASE

# TALISMAN TO ACQUIRE 30% INTEREST IN TWO EXPLORATION LICENSES OFFSHORE NOVA SCOTIA

CALGARY, May 28, 2002 - Talisman Energy Inc. has reached agreement with Imperial Oil Resources Ventures Ltd. to acquire a 30% interest in two deepwater exploration licenses offshore Nova Scotia (EL 2378 and EL 2379).

The two licenses cover 225,660 hectares and are in water depths ranging from 200 to 3,000 metres. Talisman will earn a 30% interest through participation in the first exploration well, currently planned for 2003. After the farmout, Imperial will retain a 70% interest and operatorship of the two licenses.

"This acreage contains a number of very large gas prospects," said Dr. Jim Buckee, President and Chief Executive Officer. "The prospects are technically attractive and if successful, are close to infrastructure and markets. This is a good opportunity for Talisman to add a new layer of longer term growth potential."

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &
Corporate Communications
Phone: 403-237-1196
Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

**Forward Looking Statements:** This press release contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, including interpreted play extensions and the potential for small field discoveries. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); and fluctuations in oil and gas prices and foreign currency exchange rates. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.



20/2002

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**TALISMAN ENERGY INC.**
[Registrant]

Date: May 29, 2002

By
Christine D. Lee
Assistant Corporate Secretary